                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. )*



                     Bright Horizons Family Solutions, Inc.
               --------------------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
               --------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    109195107
               --------------------------------------------------
                                 (CUSIP NUMBER)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(b)
         / / Rule 13d-1(c)
         / / Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
  109195107
---------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
             The Hartford Mutual Funds, Inc. on behalf of:
             The Hartford Capital Appreciation Fund


          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           (entities only)     06-1455339

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

             (a) [    ]
             (b) [    ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                           Maryland

-------------------------- ------ ----------------------------------------------
                           5      SOLE VOTING POWER
NUMBER OF SHARES           -----  ----------------------------------------------
BENEFICIALLY OWNED BY      6      SHARED VOTING POWER
EACH REPORTING PERSON                    647,500
WITH:                      -----  ----------------------------------------------
                           7      SOLE DISPOSITIVE POWER
                           -----  ----------------------------------------------
                           8      SHARED DISPOSITIVE POWER
                                          647,500
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                647,500

--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            5.29%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (see instructions)
                            IV
--------- ----------------------------------------------------------------------

CUSIP NO.
  109195107
---------------

Item 1(a). Name of Issuer:
               Bright Horizons Family Solutions, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:
               Building 200
               One Kendall Square
               Cambridge, MA  02139


Item 2(a). Name of Person(s) Filing:
               The Hartford Mutual Funds, Inc. on behalf of:
               The Hartford Capital Appreciation Fund


Item 2(b). Address of Principal Business Office or; if none, residence:
               200 Hopmeadow Street
               Simsbury, CT  06089


Item 2(c). Citizenship:
               Maryland


Item 2(d). Title of Class of Securities:
               Common Stock


Item 2(e). CUSIP Number:
               109195107


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) / / Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

           (b)        / / Bank as defined in Section 3(a)(6) of the Act (15
                      U.S.C. 78c).

           (c) / / Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).

           (d) /X/ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP NO.
  109195107
---------------


           (e)        / / An investment adviser in accordance with
                      Section 240.13d-1(b)(1)(ii)(E);

           (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) / / A savings aSections ciation as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)        / / Group, in accordance with Section
                      240.13d-1(b)(1)(ii)(J).


Item 4.    Ownership:

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           (a) Amount Beneficially Owned 647,500
                                         -------

           (b) Percent of Class 5.29%
                                -----

           (c) Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote

                            ---------------------------------------

                      (ii)  shared power to vote or to direct the vote
                                             647,500
                            ---------------------------------------

                      (iii) sole power to dispose or to direct the disposition
                            of

                            ---------------------------------------

                      (iv)  shared power to dispose or to direct the disposition of
                                             647,500
                            ---------------------------------------

CUSIP NO.
  109195107
---------------


Item 5.    Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.    Ownership of More than Five Percent on behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.    Identification and Classification of Members of the Group:  N/A

Item 9.    Notice of Dissolution of Group: N/A

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


           Signature
           ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   DATE: February 11, 2000
                                         -----------------

                                   The Hartford Mutual Funds, Inc. on behalf of:
                                   The Hartford Capital Appreciation Fund



                                   BY: /s/ David M. Znamierowski
                                       -------------------------
                                       David M. Znamierowski
                                       President